

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2022

Matthew Foehr
Chief Executive Officer
OmniAb, Inc.
5980 Horton Street
Suite 600
Emeryville, CA 94608

> **Re: OmniAb, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 30, 2022**
> **File No. 333-268613**

Dear Matthew Foehr:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1, filed November 30, 2022

General

1. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

2.   Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

- You state on page 52 that "future" sales of shares of Common Stock may depress its stock price. Please update this statement and risk factor given that this prospectus is facilitating those sales; and

- You state on page 72 that you "expect" Ligand to continue to provide certain services on a transitional basis following the Separation. Please update this statement to reflect the current status of the contract.

Cover Page

3.   For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

4.   Disclose the exercise prices of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

5.   We note that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

Risk Factors
Risks Related to Our Common Stock and Warrants
Future sales of shares of Common Stock may depress its stock price., page 52

6.   We note your risk factor stating that future sales of shares of common stock may depress stock prices of your common stock. Please revise this risk factor to highlight the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is at or significantly below the SPAC IPO price, the private investors/selling securityholders have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 74</u>

7.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock. Your discussion should highlight the fact that Avista Acquisition LP II, a beneficial owner of over 21% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

<u>Liquidity and Capital Resources, page 78</u>

8.   We note that the projected revenues for 2022 were $72 million, as set forth in the unaudited projected financial information management prepared and provided to the board, the company's financial advisors and the SPAC in connection with the evaluation of the business combination. We also note that your actual revenues for the Nine Months Ended September 30, 2022 was approximately $23.7 million. It appears that you will miss your 2022 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company's financial position and further risks to the business operations and liquidity in light of these circumstances.

9.   In light of the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Matthew Bush